SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Pearson plc
(Name of Issuer)

Ordinary Shares, par value GBP 0.25
(Title of Class of Securities)

ISIN No. GB0006776081**
(CUSIP Number)

Cevian Capital II GP Limited 11-15 Seaton Place St. Helier, Jersey JE4 0QH Channel Islands Attention: Denzil Boschat +44 1534 828 510 with a copy to
Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attention: Eleazer N. Klein, Esq. Adriana F. Schwartz, Esq. (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is GB0006776081.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. GB0006776081	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 40,623,241 Ordinary Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,623,241 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,623,241 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.40%
14	TYPE OF REPORTING PERSON IA, OO

ISIN No. GB0006776081	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares, par value GBP 0.25 (the "Ordinary Shares") of Pearson plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). The principal executive offices of the Issuer are located at 80 Strand, London, England WC2R 0RL.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the "Reporting Person"), the general partner of Cevian Capital II Master Fund L.P., a Cayman Islands limited partnership (the "Master Fund") with respect to the Ordinary Shares held by the Master Fund.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Ordinary Shares reported herein.

(b)	The principal business address of the Reporting Person is 4 Bond Street, St Helier, Jersey, JE4 5QR, Channel Islands.

(c)	The principal business of the Reporting Person is to serve as the sole general partner and to act as investment manager to the Master Fund.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited company organized under the laws of Jersey.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

ISIN No. GB0006776081	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Person has purchased for the account of the Master Fund an aggregate of 40,623,241 Ordinary Shares for an aggregate consideration (including brokerage commission) of approximately USD $265,979,345. The Master Fund funded these purchases out of its general working capital. The Ordinary Shares were purchased using British Pounds. For the purposes of this Schedule 13D, a conversion rate of USD 1.2755 for each GBP 1.00 was used.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business because it believed the Ordinary Shares represented an attractive investment opportunity. As further discussed below, the Reporting Person has discussed and intends to continue to discuss numerous operational and strategic opportunities to maximize shareholder value with the Issuer's Board of Directors (the "Board") and/or management, including, without limitation, opportunities to improve management.

In pursuing its investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose, engage in hedging and in similar transactions with respect to the Ordinary Shares, other securities of the Issuer or securities related thereto at times, and in such manner, as it deems advisable to benefit from changes in market prices of such securities, changes in the Issuer's operations, business strategy or prospects, or from the sale (or other disposition) or merger of the Issuer or any part of the Issuer's business. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, organizational and reporting structure, prospects, business development, performance of business units, governance, management, executive compensation, development of competitive position, strategic matters and transactions (including the sale (or other disposition) or merger of the Issuer or any part of the Issuer's business), capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person has discussed and intends to continue to discuss such matters with management or the Board of the Issuer, other shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person modifying the Master Fund's ownership of the Ordinary Shares or other securities of the Issuer or securities related thereto, exchanging information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions), proposing

ISIN No. GB0006776081	SCHEDULE 13D	Page 5 of 9 Pages

changes in the Issuer's operations, governance, management, listing, capitalization, use of capital, financial metrics, capital allocations, organizational and reporting structure, corporate structure, acquisitions or dispositions, executive compensation, proposing or nominating director candidates to the Issuer's board of directors, changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D and/or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D are calculated based upon 752,404,738 Ordinary Shares reported to be outstanding as of May 29, 2020 in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission ("SEC") on June 1, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Ordinary Shares by the Reporting Person for the benefit of the Master Fund within the past sixty days are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Master Fund and the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

ISIN No. GB0006776081	SCHEDULE 13D	Page 6 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

ISIN No. GB0006776081	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2020

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title	Authorized Signatory

ISIN No. GB0006776081	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian Jersey CEO	4 Bond Street, St. Helier, Jersey, JE4 5QR
Ronald M. Cacciola	Director	USA	Sole Proprieter, Snowden Management LLC	252 Snowden Lane, Princeton, New Jersey, 08450-3650, USA
W. Dexter Paine, III	Director	USA	Partner – Paine Schwartz Partners LLC	475 Fifth Avenue 17th Floor, New York, NY 10017, USA
Liam Jones	Director	Jersey	Director – Aztec Financial Services (Jersey) Limited	Aztec Group House, 11-15 Seaton Place, St Helier, Jersey, JE4 0QH
Monique O'Keefe	Director	Jersey	Director – Kairos Wealth Limited	37 Esplanade St Helier, Jersey, JE2 3QA
Jonas Örn	Head of Group Finance	Sweden	Cevian Head of Group Finance	4 Bond Street, St. Helier, Jersey, JE4 5QR

ISIN No. GB0006776081	SCHEDULE 13D	Page 9 of 9 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Master Fund within the past sixty days. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2020-06-04	25,983,467**	6.53
2020-06-04	11,488,493**	6.51
2020-06-09	606,986	6.79
2020-06-10	2,036,421	6.82
2020-06-11	507,874	6.76

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD 1.2755 for each GBP 1.00 was used.

** Effected through a private transaction with a broker dealer counterparty.